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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9
                              (Amendment No. 51)


                     SOLICITATION/RECOMMENDATION STATEMENT

                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934


                                ITT CORPORATION

                           (Name of Subject Company)


                                ITT CORPORATION

                     (Name of Person(s) Filing Statement)


                          Common Stock, no par value
               (including the associated Series A Participating
                 Cumulative Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                  450912 10 0
                     (CUSIP Number of Class of Securities)


                             RICHARD S. WARD, Esq.
                           Executive Vice President,
                    General Counsel and Corporate Secretary
                                ITT Corporation
                          1330 Avenue of the Americas
                            New York, NY 10019-5490
                                (212) 258-1000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            PHILIP A. GELSTON, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                (212) 474-1000


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                         INTRODUCTION

          The Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 65,000,000 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 4.   The Solicitation or Recommendation.

          The response to Item 4 is hereby amended by adding the following after the final paragraph of Item 4:

          Reference is made to the Company's soliciting materials, which are filed as Exhibit 127 hereto and are incorporated herein by reference.


Item 9.   Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:


127.      Text of advertisement published by the
          Company on November 7, 1997.


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                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              ITT CORPORATION



                              By   /s/ RICHARD S. WARD
                                --------------------------
                                Name:  Richard S. Ward
                                Title: Executive Vice President,
                                       General Counsel and
                                       Corporate Secretary


Dated as of November 7, 1997


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                        EXHIBIT INDEX


Exhibit                   Description                            Page No.

(127)      Text of advertisement published by the
           Company on November 7, 1997...................